UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*
                                   Zones, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   624906 10 3
                                 (CUSIP Number)

                                 Firoz H. Lalji
                               707 South Grady Way
                                Renton, WA 98055
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No.  624906 10 3
--------- -----------------------------------------------------------------------------------------------------------
   1      Names of Reporting Persons                                                                  Firoz H. Lalji
          I.R.S Identification Nos. of above persons (entities only).

--------- -----------------------------------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)                                (a) [X]
                                                                                                             (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
   3      SEC Use Only
--------- -----------------------------------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)                                                                  PF, OO
--------- -----------------------------------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)                    [ ]
--------- -----------------------------------------------------------------------------------------------------------
   6      Citizenship or Place of Organization                                                                Canada
--------- -----------------------------------------------------------------------------------------------------------
       NUMBER OF      7    Sole Voting Power                                                                       0
        SHARES     --------- ----------------------------------------------------------------------------------------
     BENEFICIALLY     8    Shared Voting Power                                                             7,051,700
       OWNED BY    --------- ----------------------------------------------------------------------------------------
         EACH         9    Sole Dispositive Power                                                                  0
       REPORTING   --------- ----------------------------------------------------------------------------------------
        PERSON        10    Shared Dispositive Power                                                       7,051,700
         WITH      --------- ----------------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person                                    7,051,700*
--------- ------------------------------------------------------------------------------------------------------------
   12     Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)                  [  ]
--------- ------------------------------------------------------------------------------------------------------------
   13     Percent of Class Represented By Amount In Row (11)                                                 49.9%**
--------- ------------------------------------------------------------------------------------------------------------
   14     Type Of Reporting Person (See Instructions)                                                             IN
--------- ------------------------------------------------------------------------------------------------------------

* Consisting of (i) 6,252,860 shares of Common Stock of the Issuer held in a joint account by Firoz Lalji and his wife, Najma Lalji, (ii) 186,340 shares of Common Stock held in trust for the benefit of Firoz and Najma Lalji's minor daughter, Natasha Lalji, of which Firoz and Najma Lalji disclaim beneficial ownership, (iii) 487,500 shares of Common Stock issuable upon exercise by Firoz Lalji of options to purchase 487,500 shares of Common Stock, (iv) 87,500 shares of Common Stock held in Firoz Lalji's IRA and
     (iv) 37,500 shares of Common Stock held in Najma Lalji's IRA.

** The calculation is based on a total of 14,128,992 shares of Common Stock consisting of (i) 13,641,492 shares of Common Stock outstanding as of May 8, 2003, as last reported by the Issuer in its 10-Q filed with the Securities and Exchange Commission on May 13, 2003, and (ii) 487,500 shares of Common Stock issuable upon exercise by Firoz Lalji of options to purchase 487,500 shares of Common Stock.


CUSIP No.  624906 10 3
--------- ------------------------------------------------------------------------------------------------------------
   1      Names of Reporting Persons                                                                     Najma Lalji
          I.R.S Identification Nos. of above persons (entities only).

--------- ------------------------------------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)                                (a) [X]
                                                                                                             (b) [ ]
--------- ------------------------------------------------------------------------------------------------------------
   3      SEC Use Only
--------- ------------------------------------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)                                                                  PF, OO
--------- ------------------------------------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)                     [ ]
--------- ------------------------------------------------------------------------------------------------------------
   6      Citizenship or Place of Organization                                                                Canada
--------- ------------------------------------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power                                                                    0
        SHARES        ----- ------------------------------------------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power                                                          7,051,700
       OWNED BY       ----- ------------------------------------------------------------------------------------------
         EACH           9    Sole Dispositive Power                                                               0
       REPORTING      ----- ------------------------------------------------------------------------------------------
        PERSON         10    Shared Dispositive Power                                                     7,051,700
         WITH         ----- ------------------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person                                    7,051,700*
--------- ------------------------------------------------------------------------------------------------------------
   12     Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)                  [  ]
--------- ------------------------------------------------------------------------------------------------------------
   13     Percent of Class Represented By Amount In Row (11)                                                 49.9%**
--------- ------------------------------------------------------------------------------------------------------------
   14     Type Of Reporting Person (See Instructions)                                                             IN
--------- ------------------------------------------------------------------------------------------------------------

* Consisting of (i) 6,252,860 shares of Common Stock of the Issuer held in a joint account by Firoz Lalji and his wife, Najma Lalji, (ii) 186,340 shares of Common Stock held in trust for the benefit of Firoz and Najma Lalji's minor daughter, Natasha Lalji, of which Firoz and Najma Lalji disclaim beneficial ownership, (iii) 487,500 shares of Common Stock issuable upon exercise by Firoz Lalji of options to purchase 487,500 shares of Common Stock, (iv) 87,500 shares of Common Stock held in Firoz Lalji's IRA and
     (iv) 37,500 shares of Common Stock held in Najma Lalji's IRA.

** The calculation is based on a total of 14,128,992 shares of Common Stock consisting of (i) 13,641,492 shares of Common Stock outstanding as of May 8, 2003, as last reported by the Issuer in its 10-Q filed with the Securities and Exchange Commission on May 13, 2003, and (ii) 487,500 shares of Common Stock issuable upon exercise by Firoz Lalji of options to purchase 487,500 shares of Common Stock.


CUSIP No.  624906 10 3
--------- ------------------------------------------------------------------------------------------------------------
   1      Names of Reporting Persons                                                                Jack A. Benaroya
          I.R.S Identification Nos. of above persons (entities only).
--------- ------------------------------------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)                                (a) [X]
                                                                                                             (b) [ ]
--------- ------------------------------------------------------------------------------------------------------------
   3      SEC Use Only
--------- ------------------------------------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)                                                                      PF
--------- ------------------------------------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)                     [ ]
--------- ------------------------------------------------------------------------------------------------------------
   6      Citizenship or Place of Organization                                                         United States
--------- ------------------------------------------------------------------------------------------------------------
       NUMBER OF       7    Sole Voting Power                                                           250,000
        SHARES       ------ ------------------------------------------------------------------------------------------
     BENEFICIALLY      8    Shared Voting Power                                                               0
       OWNED BY      ------ ------------------------------------------------------------------------------------------
         EACH          9    Sole Dispositive Power                                                      250,000
       REPORTING     ------ ------------------------------------------------------------------------------------------
        PERSON        10    Shared Dispositive Power                                                          0
         WITH        -----  ------------------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person                                       250,000
--------- ------------------------------------------------------------------------------------------------------------
   12     Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)                  [  ]
--------- ------------------------------------------------------------------------------------------------------------
   13     Percent of Class Represented By Amount In Row (11)                                                   1.8%*
--------- ------------------------------------------------------------------------------------------------------------
   14     Type Of Reporting Person (See Instructions)                                                             IN
--------- ------------------------------------------------------------------------------------------------------------

* The calculation is based on a total of 13,641,492 shares of Common Stock outstanding as of May 8, 2003, as last reported by the Issuer in its 10-Q filed with the Securities and Exchange Commission on May 13, 2003.


CUSIP No.  624906 10 3
--------- ------------------------------------------------------------------------------------------------------------
   1      Names of Reporting Persons                                                                John T. Carleton
          I.R.S Identification Nos. of above persons (entities only).
--------- ------------------------------------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)                                (a) [X]
                                                                                                             (b) [ ]
--------- ------------------------------------------------------------------------------------------------------------
   3      SEC Use Only
--------- ------------------------------------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)                                                                      PF
--------- ------------------------------------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)                     [ ]
--------- ------------------------------------------------------------------------------------------------------------
   6      Citizenship or Place of Organization                                                         United States
------------------------ ------ --------------------------------------------------------------------------------------
       NUMBER OF           7    Sole Voting Power                                                            82,000
        SHARES           ------ --------------------------------------------------------------------------------------
     BENEFICIALLY          8    Shared Voting Power                                                               0
       OWNED BY          ------ --------------------------------------------------------------------------------------
         EACH              9    Sole Dispositive Power                                                       82,000
       REPORTING         ------ --------------------------------------------------------------------------------------
        PERSON            10    Shared Dispositive Power                                                          0
         WITH            ------ --------------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person                                       82,000*
--------- ------------------------------------------------------------------------------------------------------------
   12     Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)                  [  ]
--------- ------------------------------------------------------------------------------------------------------------
   13     Percent of Class Represented By Amount In Row (11)                                                  .59%**
--------- ------------------------------------------------------------------------------------------------------------
   14     Type Of Reporting Person (See Instructions)                                                             IN
--------- ------------------------------------------------------------------------------------------------------------

* Consisting of (i) 48,000 shares of Common Stock of the Issuer owned directly and (ii) 34,000 shares of Common Stock issuable upon exercise of options to purchase 34,000 shares of Common Stock.

** The calculation is based on a total of 13,675,492 shares of Common Stock consisting of (i) 13,641,492 shares of Common Stock outstanding as of May 8, 2003, as last reported by the Issuer in its 10-Q filed with the Securities and Exchange Commission on May 13, 2003, and (ii) 34,000 shares of Common Stock issuable upon exercise of options to purchase 34,000 shares of Common Stock.

This Schedule 13D supersedes the Schedule 13D filed by Firoz H. Lalji and Najma Lalji with the Securities and Exchange Commission (the "SEC") on April 29, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 6, 2002.

Item 1.  Security and Issuer

     This statement relates to shares of Common Stock, no par value per share ("Common Stock"), of Zones, Inc., a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 707 South Grady Way, Renton, WA 98055.

Item 2.  Identity and Background

     (a)-(c) Firoz H. Lalji is the Chairman and Chief Executive Officer of the Issuer. His business address is 707 South Grady Way, Renton, WA 98055.

     Najma Lalji is the wife of Firoz Lalji. Mrs. Lalji is a homemaker. Her business address is c/o Firoz H. Lalji, Zones, Inc., 707 South Grady Way, Renton, Washington 98055.

     Jack A. Benaroya is a member of Benaroya Capital Company. His business address is 1001 Fourth Avenue, Suite 4700, Seattle, WA 98154.

     John C. Carleton is a director of the Issuer and Senior Vice President of Benaroya Capital Company. His business address is 1001 Fourth Avenue, Suite 4700, Seattle, WA 98154.

     (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

     (f) Firoz Lalji and Najma Lalji are citizens of Canada and permanent residents of the United States. Jack Benaroya and John Carleton are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     Except for the transaction on May 30, 2002, described below, the shares of Common Stock beneficially owned by Firoz and Najma Lalji were acquired either by Firoz Lalji as a founder of the Issuer, or as compensation for Firoz Lalji's services to the Issuer or through open market purchases using personal funds. On May 30, 2002, Firoz and Najma Lalji purchased 1,651,000 shares of Common Stock at $1.60 per share in a private transaction. 130,140 of these shares were purchased through a custodial account for the benefit of Firoz and Najma Lalji's minor daughter. Firoz and Najma Lalji used personal funds to effectuate this purchase.

     Jack Benaroya acquired his shares of Common Stock through a private sale using personal funds. John Carleton acquired 48,000 of his shares of Common Stock through open market purchases using personal funds. The remaining 34,000 shares of Common Stock beneficially owned by John Carleton are shares subject to stock options that were granted to Mr. Carleton as compensation for being a director of the Issuer.

Item 4.  Purpose of Transaction

     On May 20, 2003, Firoz Lalji presented to the Issuer's Board of Directors a proposal for Firoz Lalji and other affiliated investors to acquire all the outstanding Common Stock not owned by the investor group at a price of $1.00 per share. A copy of the proposal letter is attached hereto as Exhibit 1. The proposed transaction is subject to entering into a definitive agreement with the Issuer in form and substance customary for transactions of this sort and approval of the transaction by a special committee of the Issuer's Board of Directors consisting of independent and disinterested members of the board. Each of the Reporting Persons has agreed to be a part of the investor group and vote his or her respective shares of Common Stock in favor of the transaction. The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 28, 2003, a copy of which is attached hereto as Exhibit 2.

     The proposed transaction, if and when consummated, would result in the Common Stock ceasing to be eligible for listing on The Nasdaq Stock Market and becoming eligible for termination of registration under Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

     Except as described in this Item 4, the Reporting Persons have no plans or proposals with respect to the Issuer or its securities that relate to, or would result in, any of the transactions described in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer


     (a) The calculations included herein are based on a total of 13,641,492 shares of Common Stock outstanding as of May 8, 2003, as last reported by the Issuer in its 10-Q filed with the SEC on May 13, 2003.


     Firoz and Najma Lalji beneficially own 7,051,700 shares of Common Stock, which includes 487,500 shares of Common Stock subject to options issued to Firoz Lalji that are currently exercisable, or exercisable within 60 days of the filing date, 186,340 shares of Common Stock held in trust for the benefit of Firoz and Najma Lalji's minor daughter, Natasha Lalji, of which Mr. and Mrs. Lalji disclaim beneficial ownership, 87,500 shares of Common Stock held in Firoz Lalji's IRA and 37,500 shares of Common Stock held in Najma Lalji's IRA. Assuming the exercise of Firoz Lalji's options, such shares represent approximately 49.9% of the outstanding shares of Common Stock (as adjusted to reflect the exercise of his options, but not options held by any other person). Firoz and Najma Lalji disclaim beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.


     Jack Benaroya beneficially owns 250,000 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock. Jack Benaroya disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.


     John Carleton beneficially owns 82,000 shares of Common Stock, which includes 34,000 shares of Common Stock subject to options issued to John Carleton that are currently exercisable, or exercisable within 60 days of the filing date. Assuming the exercise of Mr. Carleton's options, such shares represent approximately .59% of the outstanding shares of Common Stock (as adjusted to reflect the exercise of his options, but not options held by any other person).


     (b) Firoz and Najma Lalji have shared voting power and power of disposition over the 7,051,700 shares of Common Stock that they beneficially own.

     Jack Benaroya has sole voting power and power of disposition over the 250,000 shares of Common Stock that he beneficially owns.

     John Carleton has sole voting power and power of disposition over the 82,000 shares of Common Stock that he beneficially owns.

     (c) No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past 60 days.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described in Item 3 above, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

       Exhibit No.           Description
       -----------           -----------
           1.                Letter dated May 20, 2003, from Firoz H. Lalji to
                             the Board of Directors of Zones, Inc.
           2.                Joint Filing Agreement dated as of May 28, 2003,
                             by and among Firoz H. Lalji, Najma Jalji, Jack A.
                             Benaroya and John T. Carleton

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 2003                                       /s/ Firoz H. Lalji
                                                           ------------------
                                                           Firoz H. Lalji

                                                           /s/ Najma Lalji
                                                           ------------------
                                                           Najma Lalji

                                                           /s/ Jack A. Benaroya
                                                           ------------------
                                                           Jack A. Benaroya

                                                           John T. Carleton
                                                           ------------------
                                                           John T. Carleton

                                                                   Exhibit 1

                                               May 20, 2003


Board of Directors
Zones, Inc.
707 South Grady Way
Renton, WA 98055-3233

Dear Members of the Board:

     On behalf of an investor group (the "Investor Group") including myself and other affiliated investors who together own a majority of the common stock of Zones, Inc. ("Zones"), we are pleased to present our proposal to acquire through a merger transaction all of the common stock of Zones not held by the Investor Group for a cash price of $1.00 per share.

     We believe our proposal provides an excellent opportunity for the public shareholders of Zones to realize an attractive cash premium for their shares. Specifically, our proposal would provide a 24.5% premium to the average closing price of Zones over the last four weeks of $0.80 per share. In addition, given the modest trading volume in Zones common stock, our proposal would provide a superior alternative for shareholders seeking liquidity.

     Our proposal is made in recognition of the fact that smaller public companies such as Zones cannot in the current environment attract the sponsorship and coverage which are necessary to realize the benefits of public ownership. Zones currently carries all of the burdens and growing expenses of public ownership without meaningful benefits in the areas of shareholder liquidity and access to capital. As a private company, we believe Zones will be better positioned to survive and grow its business in this difficult and highly competitive environment, without the added distraction and costs of public status.

     Because the Investor Group controls a majority of Zones' common stock, we can ensure prompt shareholder approval of any transaction which is approved by the Board of Directors. For clarity, the Investor Group would not be interested in the sale of its majority interest in Zones to any third party.

     Our proposal is subject to the approval of the Board of Directors of Zones and the execution of a definitive merger agreement with terms and conditions standard for transactions of this type.

     We look forward to working with you to complete this transaction.

                                               Sincerely,

                                               Firoz H. Lalji
                                               On Behalf of the Investor Group

                                                                    Exhibit 2

                             Joint Filing Agreement,
                            Dated as of May 28, 2003


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Firoz H. Lalji, Najma Lalji, Jack A. Benaroya and John T. Carleton on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, no par value per share, of Zones, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 28th day of May 2003.


                                                           /s/ Firoz H. Lalji
                                                           ------------------
                                                           Firoz H. Lalji

                                                           /s/ Najma Lalji
                                                           ------------------
                                                           Najma Lalji

                                                           /s/ Jack A. Benaroya
                                                           ------------------
                                                           Jack A. Benaroya

                                                           /s/ John T. Carleton
                                                           ------------------
                                                           John T. Carleton